Exhibit 99.1

Scotiabank Completes 4.9% Initial Investment in KeyCorp

TORONTO, Aug. 30, 2024 /CNW/ - Scotiabank announced today that it has completed its acquisition of approximately 4.9% pro-forma ownership stake in KeyCorp through newly issued common shares at a price of US$17.17 per share. The cash consideration is approximately US$0.8 billion.

Scotiabank previously announced on August 12, 2024, that it had entered into an agreement to acquire an approximate 14.9% pro-forma ownership stake in KeyCorp. Subject to regulatory approvals, the additional investment of approximately 10% (for a total pro-forma ownership of approximately 14.9%) is expected to close in fiscal 2025.

About Scotiabank
Scotiabank's vision is to be our clients' most trusted financial partner, to deliver sustainable, profitable growth and maximize total shareholder return. Guided by our purpose: "for every future," we help our clients, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With assets of approximately $1.4 trillion (as at July 31, 2024), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on X @Scotiabank.

SOURCE Scotiabank

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For further information: For investor inquiries only: John McCartney, Investor Relations, Scotiabank, john.mccartney@scotiabank.com; For media inquiries only: Clancy Zeifman, Global Communications, Scotiabank, clancy.zeifman@scotiabank.com

CO: Scotiabank

CNW 10:15e 30-AUG-24